Jefferies Group, Inc.
The following are the responses of Jefferies Group, Inc. to the December 28, 2005 letter of the staff of the Securities and Exchange Commission in respect of the Company’s Form 10-K for the year ended December 31, 2004 and Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 (File No. 1-14947). The following numbered paragraphs set forth the staff’s comments in italics and the Company’s responses in normal type.
Form 10-K for Fiscal Year Ended December 31, 2004
Management’s Discussion and Analysis, page 13
Revenues by Source, page 16
1.	We note your disclosure on page 27 that a significant portion of your revenues is derived from proprietary trading. Please tell us and in future filings separately disclose the total amount of revenues recognized attributable to principal transactions and proprietary trading for each period presented.

As discussed with the staff, we separately disclose our revenues from principal transactions in our Consolidated Statement of Earnings contained in our periodic reports and in the condensed earnings information set forth in our earnings releases. The reported revenues from principal transactions include revenues attributable to proprietary transactions. Our revenues from principal transactions for the years ended December 31, 2005, 2004, 2003 and 2002 were $349.5 million, $358.2 million, $301.3 million and $227.7 million, respectively. The referenced risk factor on page 27 will be modified in our future filings to make it clearer that the risk applies to all of our principal transactions.
Asset Management Revenue, page 18
2.	We note your disclosure that the increase in asset management revenue was a result of management and performance fees on a higher base of assets under management. Please tell us and in future filings separately quantify the changes in assets under management attributable to customers’ net cash flows and changes in the market value of the portfolio for each period presented.

Set forth below are the changes in total assets under management attributable to net cash flows and net market appreciation for each of 2003, 2004 and 2005. We will make similar disclosures for the periods presented in our periodic reports.

Changes in Assets Under Management:

In millions	2003	2004	2005

Opening balance	$1,638	$2,169	$3,770

Net cash flow	$250	$1,108	$185
Net market appreciation	$281	$493	$305

Ending balance	$2,169	$3,770	$4,260

Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies, page 42
Commissions, page 42
3.	We note your disclosure on page 17 that equity revenue is composed of commissions and principal transactions trading revenues, net of soft dollar expenses. Please tell us and in future filings disclose the following information regarding your soft dollar arrangements:
•	the nature of the arrangements, including the parties involved, the types of fees paid or received, and the form in which these fees are paid or received;

•	your accounting policy with respect to soft dollar arrangements; and

•	quantify the impact of soft dollar arrangements for each period presented.
We participate in various forms of soft dollar arrangements by which we permit institutional clients to allocate a portion of gross commissions to accumulate credits used for obtaining research products and other services of third parties. The amounts allocated for these purposes are commonly referred to as soft dollars. These include arrangements whereby we enter into agreements with third-party research vendors for the purposes of providing such research to our money manager clients as contemplated by Section 28(e) of the Securities Exchange Act of 1934. In addition, upon request of the client, we may enter into other soft dollar arrangements including where (a) a money manager client receives an invoice directly and forwards it to us for payment to the vendor, (b) we reimburse the money manager client directly for research or other services obtained by the client, and (c) we rebate commissions directly to the accounts for which the money manager is trading, or reimburse such accounts for services obtained by the accounts.

Our soft dollar expense amounted to $37.7 million, $42.5 million, $46.2 million and $40 million for the years ended 2005, 2004, 2003 and 2002, respectively. We are accounting for the cost of these arrangements on an accrual basis. Our accounting for commission revenues includes the guidance contained in Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenues Gross versus Net”, because we are not the primary obligor of such arrangements, and accordingly, expenses relating to soft dollars are netted against the commission revenues.
We will make similar disclosures for the periods presented in our periodic reports.
Investment Banking, page 43
4.	We note your disclosure that underwriting revenues are presented net of unreimbursed deal related expenses. Please tell us and in future filings disclose how you report client reimbursement of expenses and quantify the amount of client reimbursements for each period presented.

Expenses associated with investment banking transactions are recorded net of client reimbursements that are required pursuant to the terms of our underwriting, placement, advisory and other agreements. Client reimbursements totaled approximately $16.3 million, $11.6 million, and $9 million for the years ended 2005, 2004 and 2003, respectively.

We will make similar disclosures for the periods presented in our periodic reports.
Note 16 – Segment Reporting, page 68
5.	We note your disclosure that you operate and are managed as a single business segment. In light of the significant discussion of your business divisions and units throughout your document, please provide us with a comprehensive analysis describing how you determined that you operate within one operating segment. Refer to paragraphs 10-15 of SFAS 131 and include the following in your analysis:
•	identify your chief operating decision maker;

•	identify any segment managers;

•	describe your management and organization structure;

•	describe the management reports that your chief operating decision maker regularly reviews;

•	describe how resources are allocated and performance is evaluated throughout your organization;

•	describe the extent to which discrete financial information is available for your different business divisions and units; and

•	describe the extent to which this discrete financial information, if available, is reviewed by your segment managers and/or chief operating decision maker.
Please refer to our response attached as Schedule A.

Note 17 – Goodwill, page 69
6.	We note your disclosure that the 2004 activity for Broadview International and Quarterdeck mostly represent additional contingent consideration. Please tell us and disclose in your December 31, 2005 Form 10-K the following, as it appears you have not previously disclosed this information.
•	the form (e.g., cash or stock) in which the additional consideration is payable and the total amount of additional contingent consideration potentially payable related to your acquisitions; and

•	a description of the accounting treatment that will be followed should the contingency be resolved.
Refer to paragraph 53 of SFAS 141.

The acquisition agreements for each of Bonds Direct, Broadview International and Quarterdeck contain a five-year contingency for additional cash consideration, calculated as a percentage of credited revenue or a percentage of credited revenue over a threshold amount.

The 2004 activity for Broadview International and Quarterdeck mostly represented additional contingent consideration. This additional consideration is accrued when the contingency is met during the year and is paid in cash annually. The acquisition agreements do not contain any contractual provisions limiting the amount of potential contingent consideration.

At the time of completion, none of the individual acquisitions listed above was considered significant under Rule 3-05 of Regulation S-X or otherwise material based on the small percentage they represented of our total assets, equity, revenues and pre-tax income from continuing operations before the cumulative effect of accounting changes. Paragraph 53 of Statement of Financial Accounting Standards No. 141 refers to disclosure requirements when a series of individually immaterial business combinations completed during the period are material in the aggregate. Since the business combinations of Bonds Direct, Broadview International and Quarterdeck were completed in different periods, 2004, 2003 and 2002, respectively, there is no aggregation requirement under paragraph 53. Furthermore, the aggregate of these business combinations was not considered material based on the small percentage it represents of our total assets, equity, revenues and pre-tax income from continuing operations before the cumulative effect of accounting changes.

7.	Please tell us how the payment of additional consideration in 2004 is reported in your financial statements.

The accrual of additional consideration is accounted for as an increase in payable to the former owners of the acquired entity and an increase to goodwill at the time the contingency is resolved. When the additional consideration is paid, the payable is eliminated and cash is reduced to reflect the reduction in the bank balance of the bank account on which the check is drawn.

Jefferies Group, Inc. acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referred to herein;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Schedule A
Segment Analysis as of December 31, 2005
Jefferies Group, Inc. operates as a global investment bank and institutional securities firm with headquarters in New York and more than 25 offices around the world. We provide clients with capital markets and financial advisory services, institutional brokerage, securities research and asset management. We are a provider of trade execution in equity, high yield, convertible and international securities, serving institutional investors and high net worth individuals.
Segment Analysis Conclusion
Based on the analysis contained herein, the Company had at December 31, 2004 and the Company currently has one reportable business segment, “Capital Markets.” The Capital Markets reportable segment includes the Company’s traditional securities brokerage and investment banking activities. Nevertheless, beginning with the financial statements for the fiscal year ended December 31, 2005, the Company has voluntarily disclosed the “Asset Management” segment even though it is currently an “immaterial non-reportable” segment as defined by FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”). The Asset Management segment is primarily comprised of revenue and expenses related to the Company’s non-integrated asset management businesses including the Jackson Creek CDO, Victoria Falls CLO, Summit Lake CLO, Jefferies RTS Fund, Jefferies Paragon Fund and the Jefferies Real Asset Fund.
Identifying the Chief Operating Decision Maker
In order to apply FAS 131, an essential first step is to identify the Chief Operating Decision Maker (“CODM”). The CODM is usually the highest level of management responsible for the enterprise’s overall resource allocation. The CODM is a function which may be performed by more than one person. Our CEO, Richard B. Handler, and our Chairman of the Executive Committee, Brian P. Friedman, make all key operating decisions, determine the allocation of resources and make assessments of performance. No one individual has the ability to override the CEO and the Chairman of the Executive Committee (excluding the Board of Directors). Based on FAS 131, Messrs. Handler and Friedman are the Company’s CODM.
Identifying the Operating Segments
The next step is to identify the operating segments reported to the CODM. The operating segments are identified based on the way financial information is organized and reported to the CODM. The primary financial reporting package relied upon by the Company’s CODM is the Quarterly Executive Committee — Business Unit Analysis. The Quarterly Executive Committee — Business Unit Analysis organizes financial information by business unit. The following is a list of those business units for which financial information is provided in the Quarterly Executive Committee — Business Unit Analysis

and the respective manager(s) of each business unit. All business unit managers directly report to either the CEO or the Chairman of the Executive Committee, or both.
•	Equity Division – Scott Jones, directly reports to the CODM

•	Investment Banking – Chris Kanoff and Andrew Whittaker, directly report to the CODM

•	High Yield Division – David Schwartz, directly reports to the CEO

•	Convertible Division – Jonathan Cunningham, directly reports to the CODM

•	Jefferies Execution – Jim Nikolai, directly reports to the CODM

•	Bonds Direct – Lee Fenstersock and Tim Cronin, directly report to the CODM

•	Securities Lending – Jim Nikolai, directly reports to the CODM

•	International Equity Linked – Cliff Siegel, directly reports to the CODM

•	International Equity Sales — Cliff Siegel, directly reports to the CODM

•	Asset Management – Brad Klein and Adam DeChiara, directly report to the Chairman of the Executive Committee

•	Jefferies Financial Products – Brad Klein and Adam DeChiara, directly report to the Chairman of the Executive Committee

The following summarizes the Company’s material and immaterial business units based on net revenue (in millions):

		% of Total
	Net Revenue - YTD	Net
	12/31/05	Revenue
Material Operating Segments
Equity	$365	30.3%
Investment Banking	351	29.1%
High Yield	126	10.4%

Subtotal	$842	69.9%

Immaterial Operating Segments
International Equity Linked	$51	4.2%
Jefferies Execution	50	4.1%
Jefferies Financial Products	46	3.8%
International Equities	41	3.4%
Jefferies Asset Management	41	3.4%
Securities Lending	29	2.4%
Bonds Direct	26	2.1%
Convertible Securities	20	1.7%

Subtotal	$303	25.2%

Corp/Other	$61	5.1%

Total Net Revenue	$1,205	100.0%

The table above is not consistent with sources of revenue reported in the Company’s periodic reports. The table above provides net revenue based on the business unit presentation contained in the Quarterly Executive Committee — Business Unit Analysis.
Aggregation of Segments
FAS 131 permits operating segments to be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of FAS 131, if the operating segments have similar economic characteristics and if the segments are similar in each of the areas described in paragraphs 17a through 17e of FAS 131.
Similar Economic Characteristics
Since financial information about each business unit is provided to the CODM, the business units meet the definition of operating segments in FAS 131. In evaluating whether the Company’s operating segments have similar economic characteristics, the Company considers the economic relatedness and interdependence of the operating segments and the expected future operating results of the operating segments over a five year period.

The Company’s operating segments are economically related and interdependent. The Company is an investment banking and institutional securities firm, serving growing and mid-sized companies and their investors. We are focused on growth and providing investment banking, sales and trading, research and asset management services to our clients. The vast majority of our clients, across all of our businesses, are institutional in nature. Our pretax operating margin was approximately 22% which equates to a 37% operating margin pre-general overhead and similar costs (“contribution margin”) for the year ending December 31, 2005. Our stated goal is to leverage the platform in order to achieve 40% to 45% contribution margins. This will be accomplished with the successful implementation of strategic initiatives in each of our operating segments, as more fully discussed below. Multiple operating segments and multiple products within separate operating segments are combined in providing services to the Company’s customers. The performance of a particular operating segment oftentimes impacts the performances of other operating segments.
Set forth below is a description of each of the Company’s operating segments and management’s assessment of associated future operating results. Actual results may differ from the Company’s expectations.
Equity Division — Our Equity Division operating segment consists of equity sales and trading. The Division’s clients include domestic and international investors such as investment advisors, banks, mutual funds, insurance companies, hedge funds, and pension and profit sharing plans. These investors normally purchase and sell securities in block transactions, the execution of which requires special marketing and trading expertise. The Division specializes in listed block trades, NASDAQ market making, bulletin board trading, and portfolio and electronic trading. Within the Division is a small private client services group that focuses on transactions with retail customers, including high net worth clients.
All of our institutional equity account executives are electronically interconnected through systems permitting simultaneous verbal and graphic communication of trading and order information by all participants. We believe that our execution capability is significantly enhanced by these systems, which permit our account executives to respond to each other and to negotiate order indications directly with customers rather than through a separate trading department.
With the hiring of Ross Stevens, as COO of Equity and Head of Equity Products, the Company believes that long-term contribution margins should approximate 35% to 40% within the next five years. Mr. Stevens will help expand and implement the Company’s strategy in electronic trading across all securities classes, including the firm’s equity trading effort. Mr. Stevens is also working with the rest of the Equity Division’s management team to identify opportunities to enhance Jefferies’ cash equity business and build out other solutions that the Company believes can fuel growth.
Investment Banking Division – Our Investment Banking division offers its clients, primarily growing and mid-sized companies and financial institutions, a full range of financial advisory services, as well as debt, equity, and convertible financing services.

These services include acquisition financing, bridge and senior loan financing, private placements and public offerings of debt and equity securities, debt refinancings, private equity fund placement, merger and acquisition and exclusive sales advice, structured financings and securitizations, consent and waiver solicitations, and company and bondholder representations in corporate restructurings. Our nearly 400 banking professionals located throughout the United States, Europe and Asia have particular expertise in a range of industries including aerospace & defense, consumer/retail, energy, gaming, general industrials, healthcare, maritime/shipping, media & entertainment, services (financial, business and knowledge), technology and telecommunications and we have a group dedicated to the coverage of financial sponsors. The division has grown dramatically over the last three years both organically and through acquisitions. A short summary of our recent acquisitions follows:
Jefferies Quarterdeck
Jefferies Quarterdeck is a specialized group of investment bankers focused on providing services to aerospace, defense and federal IT companies and was formed as a result of our December 2002 acquisition of Quarterdeck Investment Partners, LLC.
Jefferies Broadview
Jefferies Broadview consists of a group of approximately 100 investment banking professionals focused on serving IT, communications, healthcare technology and digital media companies. The group was formed as a result of our acquisition of Broadview International in December 2003.
Randall & Dewey
In February 2005, we acquired the assets and business of Randall & Dewey, a leading advisor in the global oil and gas industries. Randall & Dewey’s professionals serve an international client base that includes multinational corporations, major integrated enterprises, national oil companies and public and private independent exploration and production entities.
Helix Associates Limited
In May 2005, we acquired London-based Helix Associates Limited, a private equity fund placement firm. Helix is a global placement agent serving private equity general partners.
With the integration of the Company’s recent strategic acquisitions (Jefferies Quarterdeck, Jefferies Broadview, Randall & Dewey and Helix Associates), the continued expansion of our M&A practice as well the Company’s expansion internationally (we now have 45 investment bankers in London vs. zero two years ago), the Company believes that long-term contribution margins should approximate 40% to 45% within the next five years. In February 2006, the Company hired a new head of M&A to help to extend Jefferies’ strong exclusive sale business, as well as the

Company’s overall focus on advising buyers and sellers of growing and mid-sized public and private companies.
High Yield Division – The Company’s High Yield Division employs a team of more than 50 professionals and provides integrated sales, trading, research, and capital markets relating to high yield and distressed securities. The Company’s high yield professionals have long term relationships with institutional high yield and distressed investors that focus on secondary trading and new issues.
In January 2000, we created three broker-dealer entities that employ a trading and investment strategy substantially similar to that historically employed by the High Yield Division. Two of these funds, the Jefferies Partners Opportunity Fund and the Jefferies Opportunity Fund II, are principally capitalized with equity contributions from institutional and high net worth investors. The third fund, Jefferies Employees Opportunity Fund (and collectively with the two Jefferies Partners Opportunity Funds, referred to as the “High Yield Funds”), is principally capitalized with equity investments from our employees and is therefore consolidated into our consolidated financial statements. The High Yield Division and each of the High Yield Funds share gains or losses on trading and investment activities of the High Yield Division on the basis of a pre-established sharing arrangement related to the amount of capital each has committed. The sharing arrangement is modified from time to time to reflect changes in the respective amounts of committed capital.
With the proposed restructuring of the High Yield Funds (expected to be finalized in 2006), the impact and roll out of NASD’s Trade Reporting and Compliance Engine (“TRACE”), increased competition and transparency, and the projected increase in long-term interest rates, the Company believes that long-term contribution margins should approximate 40% to 45% within the next five years.
Convertibles Division – The Convertibles Division offers expertise in the sale, trading and analysis of international convertible bonds, convertible preferred shares and closed-end funds, warrants and structured products. The Division maintains active relationships with more than 350 institutional and corporate clients and focuses on smaller, often less traded securities, providing liquidity for these issues for which an active secondary market seldom exists. With the impact and roll out of TRACE as well as increased competition and transparency and the projected increase in long-term interest rates, the Company believes that long-term contribution margins should approximate 45% over the next five years.
Jefferies Execution - Jefferies Execution provides agency-only execution services for stocks and options listed on the NYSE, AMEX, and other major exchanges, as well as OTC. In 2005, the firm traded over 37 billion shares utilizing its execution platform which includes floor brokerage, electronic connectivity, direct access and listed options trading. Jefferies Execution is a New York Stock Exchange member firm and operates as a separate broker-dealer serving over 130 institutional clients and other broker-dealers.

The Company believes that long-term contribution margins should approximate 30% within the next five years. Jefferies Execution’s revenues are inter-company related and therefore Jefferies Execution is considered an integral part of the Equity Division. In addition, the Company expects that capital investments in quantitative and technology solutions will enhance JefEx’s contribution margins over the next five years.
Bonds Direct Division – This operating segment provides fixed income transaction execution for institutions acting as principal, through a combination of professional sales and trading coverage, and a technology platform that enables true on-line real-time trading. This division has more than 90 professionals that are active traders of corporate, treasury, and mortgage fixed income securities.
Bonds Direct is a relatively new enterprise that is still in the start-up phase. With the maturing of the corporate, agency, treasury and mortgage fixed income businesses, expansion into emerging debt markets and the hiring of additional senior fixed income professionals in December 2005, the Company believes that long-term contribution margins should approximate 40% within the next five years. Managing Director, F. Erich Bauer-Rowe will head the emerging markets group, while Charles B. Cortellesi will lead the emerging markets sales effort that also includes Miguel A. Santiago. Messrs. Bauer-Rowe, Cortellesi and Santiago most recently worked together at Wachovia Securities, and are each 20-year veterans of emerging markets sales and trading.
Securities Lending — In connection with the Company’s trading and brokerage activities, the Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lends securities to other brokers and dealers for similar purposes. We have an active matched book business whereby the Company borrows securities from one party and lends them to another party. When the firm borrows securities, we provide cash to the lender as collateral, which is reflected in our financial statements as receivable from brokers and dealers. We earn interest revenues on this cash collateral. Similarly, when we lend securities to another party, that party provides cash to us as collateral, which is reflected in our financial statements as payable to brokers and dealers. We incur interest expense on the cash collateral received from the party borrowing the securities. A substantial portion of our interest revenues and interest expenses results from our matched book activities.
The Company believes that long-term contribution margins should approximate 45% to 50% within the next five years due to the expansion and introduction of new products resulting in incremental operating costs.
International Equity Linked – This operating segment provides international convertible bond and equity-linked securities trading and research. Professionals in New York, London, Tokyo, and Zurich maintain active relationships with more than 350 institutional and corporate clients focused on international convertible bonds, convertible preferred shares and closed-end funds, warrants and structured products. Acting as an intermediary between investors and structuring entities, this group provides objective advice about the price and structure of equity-linked products, originates and distributes these instruments, and stands ready to make a market in, and assist in the maintenance of liquidity, during the products’ life. In recent years, the group has been a major originator of structured convertible notes. With the expansion of investment banking and capital markets activity in London, Jefferies believes that long-term contribution margins should approximate 40% to 45% within the next five years.
International Equity Sales – Professionals in this operating segment provide sales and research services to international, institutional clients. For institutional investors, execution is the decisive factor in implementing a trading strategy. Account executives in this group have earned a reputation for a high level of service and the ability to execute trades efficiently and in accordance with client specifications in all types of markets. With the expansion of investment banking and capital markets activity in London, Jefferies believes that long-term contribution margins should approximate 40% to 45% within the next five years.
Asset Management — The Asset Management operating segment is primarily comprised of revenue and expenses related to our “non-integrated” asset management businesses including the Jackson Creek CDO, Victoria Falls CLO, Summit Lake CLO, Jefferies RTS Fund, Jefferies Paragon Fund and the Jefferies Real Asset Fund. This segment does not include activity associated with our high yield or international asset management as those businesses are managed by the respective desk managers and are included as integrated components of the High Yield and International Convertible operating segments. The Company believes that long-term contribution margins should approximate 40% to 45% within the next five years.
Jefferies Financial Products — Jefferies Financial Products, LLC (“JFP”) offers swaps, options and other derivatives typically linked to various commodity indexes and is a provider of liquidity in exchange-traded commodity index contracts. JFP provides financial products and commodity index services to pension funds, mutual funds, sovereigns, foundations, endowments and other institutional investors seeking exposure to commodities as an asset class.
The Company hired Mazin Mirza in October 2005 to develop commodity-linked products and provide clients with a broad range of innovative products within the global commodities markets. Mr. Mirza was previously a Vice President at Goldman Sachs, where he was responsible for commodity index derivatives. With the hiring of Mr. Mirza and the expansion of the JFP platform, the Company believes that long-term contribution margins should approximate 45% to 50% within the next five years.
     Based upon the above analysis, the Company believes that all of the Company’s operating segments have similar economic characteristics, as defined by paragraph 17 of FAS 131.
FAS 131 Paragraph 17a through 17e Analysis
Set forth below are the criteria enumerated in paragraphs 17a through 17e of FAS 131. Included after the criteria is the Company’s analysis of such criteria.

17a. The nature of the products and services. FAS 131 does not provide guidance on how to interpret the “nature” of the products and services criteria. However, paragraph 100 of FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise, employed a similar concept which stated that “related products or services have similar purposes or end uses. Thus, they may be expected to have similar rates of profitability, similar degrees of risk, and similar opportunities for growth.”
While the concept of “related products or services” appears consistent with the similar economic characteristics described above, the two criteria are in fact different. For example, similar products tend to have similar economic characteristics, while products with similar economic characteristics may not be considered similar. In addition, as described in paragraph 68 of FAS 131, the assessment of whether products or services are similar is dependent, in part, on the nature and breadth of an entities product lines and overall operations.
17b. The nature of the production processes. Paragraph 100 of FASB 14 indicated that similarities in the nature of the production process may be demonstrated by:
“Sharing of common or interchangeable production or sales facilities, equipment, labor force, or service group or use of the same or similar basic raw materials may suggest that products or services are related. Likewise, similar degrees of labor intensiveness or similar degrees of capital intensiveness may indicate a relationship among products or services.”
The nature of the production process of two different products may be similar, even if the nature of the products is not similar.
17c. The type or class of customer for their products and services. The similar type or class of customer criteria may be evaluated based on how an entity views the customer (e.g., similar marketing and promotional efforts, common or interchangeable sales forces, and customer demographics).
17d. The methods used to distribute their products or provide their services. The methods of distribution criteria is evaluated based on the nature of the distribution channels utilized.
17e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
Following is the Company’s analysis of paragraphs 17a through 17e of FAS 131 for the Company’s material operating segments and immaterial operating segments:

Material Operating Segments

		FASB 131 17b	FASB 131 17b	FASB 131 17b	FASB 131 - 17c			FASB 131 - 17c	FASB 131 - 17d	FASB 131 - 17e
		Production Process	Production Process	Production Process	Customers Cross	FASB 131 17c	FASB 131 - 17c	Customers - Similar	Distribution -	Nature of
Material	FASB 131 17a	- Interchangeable	- Interchangeable	- Similar Trading	Selling Amongst	Customers - Similar	Customers - Similar	Customer	Method to	Regulatory
Operating Segment	Nature of Service	Sales Facilities	Support Services	Systems	Groups	Marketing	Types of Customers	Demographics	Distribute Products	Environment	Conclusion

Equity	Transaction execution focused on small and mid-cap entities	Capital Markets, Corporate and Asset Management located in same location	Centralized legal (NY/LA/CT), finance (NY/LA), treasury (NY/LA) and Compliance (NY/CT)	Production is processed through FES and ADP	Yes — Cross selling with other capital market products	Yes — Central marketing Performed by Jefferies Marketing Department	Small to Middle Market Institutional Customers	Primarily US Clients	Through Sales Force	Securities Industry	Component of Capital Markets Reporting Segment

Investment Banking	Transaction execution focused on small and mid-cap entities	Capital Markets, Corporate and Asset Management located in same location	Centralized legal (NY/LA/CT), finance (NY/LA), treasury (NY/LA) and Compliance (NY/CT)	Underwriting - Production is processed through FES and ADP. Advisory — manually invoiced/produced	Yes — Cross Selling with other capital market products	Yes — Central marketing Performed by Jefferies Marketing Department	Small to Middle Market Institutional Customers	Both a Global and US presence	Through Sales and Trading Sales Force as well as Senior Investment Bankers	Securities Industry	Component of Capital Markets Reporting Segment

High Yield	Transaction execution focused on small and mid-cap entities	Capital Markets, Corporate and Asset Management located in same location	Centralized legal (NY/LA/CT), finance (NY/LA), treasury (NY/LA) and Compliance (NY/CT)	Production is processed through FES and ADP	Yes — Cross Selling with other capital market products	Yes — Central marketing Performed by Jefferies Marketing Department	Small to Middle Market Institutional Customers	Primarily US Clients	Through Sales Force	Securities Industry	Component of Capital Markets Reporting Segment

Immaterial Operating Segments

		FASB 131 17b	FASB 131 17b	FASB 131 17b	FASB 131 - 17c			FASB 131 - 17c	FASB 131 - 17d	FASB 131 - 17e
		Production Process	Production Process	Production Process	-Customers - Cross	FASB 131 - 17c	FASB 131 - 17c -	Customers - Similar	Distribution -	Nature of
Immaterial	FASB 131 17a	- Interchangeable	- Interchangeable	- Similar Trading	Selling Amongst	Customers - Similar	Customers - Similar	Customer	Method to	Regulatory
Operating Segment	Nature of Service	Sales Facilities	Support Services	Systems	Groups	Marketing	Types of Customers	Demographics	Distribute Products	Environment	Conclusion

Convertible Division	Transaction execution focused on small and mid-cap entities	Capital Markets, Corporate and Asset Management located in same location	Centralized legal (NY/LA/CT), finance (NY/LA), treasury (NY/LA) and Compliance (NY/CT)	Production is processed through FES and ADP	Yes — Cross Selling with other capital market products	Yes — Central marketing Performed by Jefferies Marketing Department	Small to Middle Market Institutional Customers	Primarily US Clients	Through Sales Force	Securities Industry	Component of Capital Markets Reporting Segment

Jefferies Execution	Transaction execution focused on small and mid-cap entities	Capital Markets, Corporate and Asset Management located in same location	Centralized legal (NY/LA/CT), finance (NY/LA), treasury (NY/LA) and Compliance (NY/CT)	No — Manual invoicing system	Yes — Cross Selling with other capital market products	Yes — Central marketing Performed by Jefferies Marketing Department	Small to Middle Market Institutional Customers	Primarily US Clients	Through Sales Force	Securities Industry	Component of Capital Markets Reporting Segment

Bonds Direct	Transaction execution focused on small and mid-cap entities	Capital Markets, Corporate and Asset Management located in same location	Centralized legal (NY/LA/CT), finance (NY/LA), treasury (NY/LA) and Compliance (NY/CT)	Production is processed through FES and ADP	Yes — Cross Selling with other capital market products	Yes — Central marketing Performed by Jefferies Marketing Department	Small to Middle Market Institutional Customers	Primarily US Clients	Through Sales Force	Securities Industry	Component of Capital Markets Reporting Segment

Securities Lending	Transaction execution focused on small and mid-cap entities	Capital Markets, Corporate and Asset Management located in same location	Centralized legal (NY/LA/CT), finance (NY/LA), treasury (NY/LA) and Compliance (NY/CT/Jersey City)	Production is processed through Loanet and ADP	Yes — Cross Selling with other capital market products	Yes — Central marketing Performed by Jefferies Marketing Department	Financial Institutions and Broker Dealers	Both a Global and US presence	Through Sales Force	Securities Industry	Component of Capital Markets Reporting Segment

International Equity Linked	Transaction execution focused on small and mid-cap entities	Capital Markets, Corporate and Asset Management located in same location	Centralized legal (NY/LA/CT), finance (NY/LA), treasury (NY/LA) and Compliance (NY/CT/UK)	Production is processed through Gloss (UK version of ADP)	Yes — Cross Selling with other capital market products	Yes — Central marketing Performed by Jefferies Marketing Department	Small to Middle Market Institutional Customers	Global Presence	Through Sales Force	Securities Industry	Component of Capital Markets Reporting Segment

International Equity Sales	Transaction execution focused on small and mid-cap entities	Capital Markets, Corporate and Asset Management located in same location	Centralized legal (NY/LA/CT), finance (NY/LA), treasury (NY/LA) and Compliance (NY/CT/UK)	Production is processed through Gloss (UK version of ADP)	Yes — Cross Selling with other capital market products	Yes — Central marketing Performed by Jefferies Marketing Department	Small to Middle Market Institutional Customers	Global Presence	Through Sales Force	Securities Industry	Component of Capital Markets Reporting Segment

Asset Management (“AM”)	Investment Management Activities	Capital Markets, Corporate and Asset Management located in same location	Centralized legal (NY/LA/CT), finance (NY/LA), treasury (NY/LA) and Compliance (NY/CT)	AM Production is processed through 3rd party servicers.	Yes — Cross Selling with other capital market products	Yes — Central marketing Performed by Jefferies Marketing Department	Pension funds, mutual funds, sovereigns, foundations, endowments and other institutional investors	Both a Global and US Presence	FASB 131 — 17d Distribution - Method to Distribute Products	Investment Advisory Regulation	Asset Management Operating Segment - Other Category

Jefferies Financial Products (“JFP”)	Market maker in benchmark commodity index products	Capital Markets, Corporate and Asset Management located in same location	Centralized legal (NY/LA/CT), finance (NY/LA), treasury (NY/LA) and Compliance (NY/CT)	JFP — Production is processed through Jefferies Back office	Yes — Cross Selling with other capital market products	Yes — Central marketing Performed by Jefferies Marketing Department	Pension funds, mutual funds, sovereigns, foundations, endowments and other institutional investors	Both a Global and US Presence	Through Sales Force	Unregulated	Component of Capital Markets Reporting Segment

Reportable Segment Conclusion
Based upon the above analysis, the Company believes that it had at December 31, 2004 and currently has one reportable business segment, “Capital Markets.” The Company has determined that its nonreportable operating segment, “Asset Management” should be disclosed as well on a stand-alone basis for the 2005 fiscal year. FAS 131 is clear that two or more operating segments may be grouped together only if all of the aggregation criteria in paragraph 17 of FAS 131 are met. An exception to this rule is presented in paragraph 19 of FAS 131 whereby two or more operating segments that do not meet the quantitative thresholds may be combined if a majority of the aggregation criteria in paragraph 17 of FAS 131 are met. Since the Capital Markets segment discussed above is reportable, the Asset Management segment may not be aggregated with the Capital Markets segment. The Company has the following options with respect to the “immaterial nonreportable” segment: (1) include the segment in an “all other” category, or (2) voluntarily report the “immaterial nonreportable” segment separately.
The Company has disclosed in its Form 10-K for the year ended December 31, 2005 one reportable business segment, Capital Markets, and voluntarily reported the Asset Management segment separately. The Capital Markets reportable segment includes the traditional securities brokerage and investment banking activities of the Company. Corporate overhead expenses and investment income earned on strategic investments have been allocated to the Capital Markets reportable segment and the Asset Management reportable segment. Corporate overhead expenses primarily consist of compensation for certain senior executives and other individuals, legal and other professional expenses relating to corporate matters.

Segment Disclosures
Once the reportable segments have been determined, certain financial information about those segments must be disclosed. Segment assets and segment operating results are required to be disclosed if they are reported to the CODM. The following is the Company’s disclosure contained in its annual report of Form 10-K for the year ended December 31, 2005:
     Segment Reporting
     We currently have one reportable business segment, Capital Markets. The Capital Markets reportable segment includes our traditional securities brokerage and investment banking activities. Our operating segments have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the services they provide, (ii) their methods of distribution, (iii) the types of clients they serve and (iv) the regulatory environments in which they operate. In addition, we choose to voluntarily disclose the Asset Management segment even though it is currently an “immaterial non-reportable” segment as defined by FASB 131, Disclosures about Segments of an Enterprise and Related Information. The Asset Management segment is primarily comprised of revenue and expenses related to our non-integrated asset management businesses including the Jackson Creek CDO, Victoria Falls CLO, Summit Lake CLO, Jefferies RTS Fund, Jefferies Paragon Fund and the Jefferies Real Asset Fund.
     Our segment information is prepared using the following methodologies:
     Net revenues and expenses directly associated with each business segment are included in determining income before taxes.
     Net revenues and expenses not directly associated with specific business segments are allocated based on the most relevant measures applicable, including each segment’s net revenues, headcount and other factors.
     Segment assets include an allocation of indirect corporate assets that have been fully allocated to our segments, generally based on each segment’s capital utilization.

The Company’s net revenues, expenses, income (loss) before income taxes and total assets by segment are summarized below (amounts in millions):

	Capital	Asset
	Markets	Management	Total

Twelve months ended December 31, 2005
Net revenues	$1,163.1	$41.6	$1,204.7
Expenses	910.1	26.2	936.3

Income before taxes	$253.0	$15.4	$268.4

Segment assets	$12,764.2	$16.7	$12,780.9

Twelve months ended December 31, 2004
Net revenues	$1,019.3	$38.9	$1,058.2
Expenses	811.9	19.3	831.2

Income before taxes	$207.4	$19.6	$227.0

Segment assets	$13,813.4	$11.2	$13,824.6

Twelve months ended December 31, 2003
Net revenues	$825.4	$4.2	$829.6
Expenses	682.4	2.7	685.1

Income before taxes	$143.0	$1.5	$144.5

Segment assets	$10,992.3	$0.0	$10,992.3